October 24, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Paul Monsour

Re:	The WhiteWave Foods Company
Registration Statement on Form S-1
File Number 333-183112

Ladies and Gentlemen:

On behalf of The WhiteWave Foods Company (the “Company”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above (the “Registration Statement”). Amendment No. 5 is being filed for the purpose of filing exhibits. The Company hereby advises the Staff that the draft schedules to Exhibits 10.1, 10.2 and 10.4 to the Registration Statement (the “Exhibits”) remain subject to completion by the Company and Dean Foods. While the schedules are not yet complete, the Company does not believe that the supplemented or modified information that will be contained in the final schedules to the Exhibits will present a material risk for the Company nor be material to a reasonable investor’s investment decision with regard to the Company’s Class A common stock.

In connection with the Company’s filing on October 25, 2012 of Amendment No. 5, I have enclosed three copies of:

•	Amendment No. 5; and

•	The Amendment No. 5 Exhibit Index marked against the Amendment No. 4 Exhibit Index to Registration Statement on Form S-1 filed October 19, 2012.

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Securities and Exchange Commission

October 24, 2012

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402 or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

/s/ Erika L. Robinson

Erika L. Robinson

cc:	Gregg L. Engles, Chief Executive Officer
Kelly J. Haecker, Chief Financial Officer
Roger E. Theodoredis, Executive Vice President, General Counsel
Rachel A. Gonzalez, Senior Vice President and Deputy General Counsel, Dean Foods Company